SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                          NOVITRON INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                         (Title of class of securities)

                                    670088103
                                 (CUSIP NUMBER)

                               Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                             Radford, Virginia 24141
                        Attention: Marcus E. Smith, Esq.
                           Telephone No.: 540-731-3344
           (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219


                                November 26, 1999
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

                               Page 1 of 21 Pages

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                                                                   13D
CUSIP NO.  670088103                                                                PAGE 2 OF 21 PAGES
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

---------- ---------------------------------------------------------------------------------------------------------- --------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Randal J. Kirk                                    S.S. No.:  ###-##-####
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)      |_|
                                                                                                                      (b)      |_|
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
4          SOURCE OF FUNDS*
              PF
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              |_|
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
---------- ---------------------------------------------------------------------------------------------------------- --------------
------------------------------- --------- --------------------------------------------------------------------------- --------------
                                7         SOLE VOTING POWER
          NUMBER OF
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
            SHARES              8         SHARED VOTING POWER
         BENEFICIALLY                        371,233
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
           OWNED BY             9         SOLE DISPOSITIVE POWER
        EACH REPORTING
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
         PERSON WITH            10        SHARED DISPOSITIVE POWER
                                             371,233
------------------------------- --------- --------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              371,233
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                               |-|
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              25.8%
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
14         TYPE OF REPORTING PERSON*
              IN
---------- ---------------------------------------------------------------------------------------------------------- --------------

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                                                                   13D
CUSIP NO.  670088103                                                                PAGE 3 OF 21 PAGES
------------------------------------------------------                              ------------------------------------------------

---------- ---------------------------------------------------------------------------------------------------------- --------------
1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Clinical Chemistry Holdings, Inc.                 I.R.S. Identification No.:  52-2202556
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)      |_|
                                                                                                                      (b)      |_|
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
4          SOURCE OF FUNDS*
              WC
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                              |_|
---------- ---------------------------------------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
---------- ---------------------------------------------------------------------------------------------------------- --------------
------------------------------- --------- --------------------------------------------------------------------------- --------------
                                7         SOLE VOTING POWER
          NUMBER OF
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
            SHARES              8         SHARED VOTING POWER
         BENEFICIALLY                        371,233
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
           OWNED BY             9         SOLE DISPOSITIVE POWER
        EACH REPORTING
                                --------- ---------------------------------------------------------------------------
                                --------- --------------------------------------------------------------------------- --------------
         PERSON WITH            10        SHARED DISPOSITIVE POWER
                                             371,233
------------------------------- --------- --------------------------------------------------------------------------- --------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              371,233
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                                               |-|
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              25.8%
---------- ----------------------------------------------------------------------------------------------------------
---------- ---------------------------------------------------------------------------------------------------------- --------------
14         TYPE OF REPORTING PERSON*
              CO
---------- ---------------------------------------------------------------------------------------------------------- --------------

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Gateway Center, Suite 411, Newton, Massachusetts 02158.

Item 2.  Identity and Background.

         (a)-(c) This statement is being filed on behalf of Mr. Randal J. Kirk and Clinical Chemistry Holdings, Inc., a Delaware corporation that is controlled by Mr. Kirk ("CCH" and, together with Mr. Kirk, the "Reporting Persons"). The principal occupation/employment of Mr. Kirk is investor. The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. CCH is a holding company for a variety of clinical chemistry-related businesses, including its wholly-owned subsidiaries Landmark Scientific, Inc. and Landmark Export Corporation. The address of CCH's principal business and office is 101-B Creekridge Road, Greensboro, North Carolina 27406. The name, address and present principal occupation of each of the directors and executive officers of CCH are set forth in Appendix A attached hereto.

         (d)-(e) During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the directors or executive officers of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Kirk is a citizen of the United States. Except as provided in Appendix A attached hereto, each director and executive officer of CCH is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Persons used an aggregate of approximately $1,053,457 in cash to purchase the shares of Common Stock reported in Item 5(a) hereof. Mr. Kirk used approximately $152,286 of personal funds to purchase 70,000 shares of Common Stock. On November 9, 1999, Mr. Kirk transferred these 70,000 shares to CCH in exchange for shares of preferred stock of CCH in a transaction valued at $175,000, which amount reflected the fair value of the shares of Common Stock on that date. CCH used approximately $901,171 of working capital to purchase the remaining 301,233 shares of Common Stock.

                               Page 4 of 21 Pages

Item 4.  Purpose of Transaction.

         The Reporting Persons' purpose in purchasing the Common Stock reported in Item 5(a) hereof is for investment purposes and as described in the following paragraph. The Reporting Persons, or any of them, may purchase additional shares of Common Stock from time to time, either in the open market or in privately negotiated transactions. Any decision of the Reporting Persons to increase their holdings in Common Stock will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

         Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. CCH may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock to which this statement relates is 371,233 shares, representing 25.8% of the 1,439,925 shares outstanding as reported by the Issuer on November 12, 1999 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the most recent available filing by the Issuer with the Securities and Exchange Commission). CCH beneficially owns all of the shares to which this statement relates, and Mr. Kirk is deemed to have beneficial ownership of the shares owned by CCH.

(b) Each of the Reporting Persons has, together with the other Reporting Person, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported by it or him in
Item 5(a) hereof.

                               Page 5 of 21 Pages

(c) Appendix B attached hereto lists all transactions in shares of Common Stock by the Reporting Persons that were effected during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On November 12, 1999, Mr. Kirk, CCH and Albert Investment Strategies, Inc. ("Albert") entered into a letter agreement (as subsequently amended by letter agreements dated November 24, 1999, November 26, 1999 and December 2, 1999, the "Agreement") pursuant to which CCH agreed to purchase from Albert, and Albert agreed to sell to CCH, 185,533 shares of Common Stock owned by Albert and various accounts over which Albert had dispositive power for the aggregate price of $556,599 ($3.00 per share). The purchase and sale was consummated pursuant to the terms and conditions of the Agreement on November 26, 1999.

         The Agreement provides that if, on or prior to November 26, 2001, Mr. Kirk, CCH or any of his or its affiliates (collectively, the "CCH Group") acquires more than 51% of the then outstanding voting securities of the Issuer pursuant to a tender offer, an exchange offer, private purchases or a merger or other business combination of the Issuer with any member of the CCH Group (a "Realization Event"), then Mr. Kirk and CCH agree to pay to Albert within 10 days of the Realization Event an amount equal to the product of 185,533 and the difference between the per share price paid in connection with the Realization Event and $3.00.

         The Agreement also provides that, except with respect to the continued beneficial ownership or the sale of shares of Common Stock held by Albert and its affiliates on November 29, 1999 immediately following the consummation of the transaction contemplated by the Agreement, neither Albert nor any of its affiliates will purchase, beneficially own or control any shares of Common Stock or otherwise trade in, or with respect to, the Common Stock through and including November 26, 2001.

Item 7.  Material to be Filed as Exhibits.

         The following documents are being filed as exhibits to this Statement and are each incorporated herein by reference:

         Exhibit 6.1 Letter agreement, dated November 12, 1999, by and among Albert Investment Strategies, Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

         Exhibit 6.2 Letter agreement, dated November 24, 1999, by and among Albert Investment Strategies, inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

                               Page 6 of 21 Pages

         Exhibit 6.3 Letter agreement, dated November 26, 1999, by and among Albert Investment Strategies, Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

         Exhibit 6.4 Letter agreement, dated December 2, 1999, by and among Albert Investment Strategies, Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

         Exhibit 7         Joint Filing Agreement.

                               Page 7 of 21 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  December 6, 1999               /s/ Randal J. Kirk
                                      ------------------------------------------
                                      Randal J. Kirk



Date:  December 6, 1999               CLINICAL CHEMISTRY HOLDINGS, INC.


                                      By: /s/ Audrey Ho Ping Ting
                                         --------------------------------------
                                          Audrey Ho Ping Ting
                                          President and Chief Executive Officer

                               Page 8 of 21 Pages

                                                                 Appendix A



                      INFORMATION CONCERNING THE DIRECTORS
                          AND EXECUTIVE OFFICERS OF CCH

         The following tables set forth the name, business address, principal occupation and material positions held within the past five years of each director and executive officer of CCH. Each person has a business address at 101-B Creekridge Road, Greensboro, North Carolina 27406, and is a citizen of the United States unless a different business address or citizenship is indicated under his or her name.

                                                                              PRINCIPAL OCCUPATION OR
  NAME AND CITIZENSHIP                  OFFICE(S)                      EMPLOYMENT DURING THE LAST FIVE YEARS
-------------------------- ------------------------------------ ----------------------------------------------------
Randal J. Kirk             Director and Chairman                Chairman, Lotus Biochemical Corporation* (since
The Governor Tyler                                              1996); Manager, New River Management Company,
1902 Downey Street                                              L.L.C.* (since 1996); Managing Director, Third
Radford, VA 24141                                               Security, LLC (since 1999); Chairman, BCCX,
                                                                Inc.* (since 1998); Manager, Clinical Chemistry
                                                                Holdings, Inc.* (since 1999); Manager, SFR, LLC
                                                                (since 1998); Chairman, Biopop Integration
                                                                Group, Inc. (since 1999); Manager, Zhong Mei, LLC
                                                                (since 1999); Manager, JK, L.L.C (since 1994);
                                                                Manager, Kirkfield, L.L.C. (since 1994); Joint
                                                                Account Holder, Kirk Family Investment Plan (since
                                                                1998); former Chairman, General Injectables &
                                                                Vaccines, Inc.* (1994-1998); former Chairman and CEO,
                                                                Biological & Popular Culture, Inc.* (1995 to 1998).

Audrey Ho Ping Ting        Director, President and Chief        President and CEO, Clinical Chemistry Holdings,
Citizenship: Singapore     Executive Officer                    Inc. (since 1999); Managing Director, Third
                                                                Security, LLC (since 1999); CEO, Third Security Asia
                                                                Pte (since 1997); former Vice President, Business
                                                                Development, Lotus Biochemical (Bermuda) Ltd. (1996-1997);
                                                                former Strategic Development Manager, Mount Elizabeth
                                                                Hospital Pte Ltd, Singapore (1995-1996).

Marcus E. Smith            Director and Secretary               Managing Director, Third Security, LLC; Director,
The Governor Tyler                                              Lotus Biochemical Corporation, BCCX, Inc.,
1902 Downey Street                                              Clinical Chemistry Holding, Inc., Biopop
Radford, VA 24141                                               Integration Group, Inc. and subsidiaries and
                                                                affiliates; Manager, SFR, LLC; Former Senior Vice
                                                                President, General Counsel, Secretary, and Director,
                                                                Biological and Popular Culture, Inc., and its subsidiaries and affiliates (through 1998).

                               Page 9 of 21 Pages

                                                                              PRINCIPAL OCCUPATION OR
  NAME AND CITIZENSHIP                  OFFICE(S)                      EMPLOYMENT DURING THE LAST FIVE YEARS
-------------------------- ------------------------------------ ----------------------------------------------------
Dixon D. Low               Director                             Managing Director, Third Security, LLC; Director,
The Governor Tyler                                              Lotus Biochemical Corporation; BCCX, Inc.;
1902 Downey Street                                              Clinical Chemistry Holding, Inc.; Biopop
Radford, VA 24141                                               Integration Group, Inc.; and subsidiaries and
                                                                affiliates; Manager, SFR, LLC; former Director of
                                                                Taxation, Biological & Popular Culture, Inc.
                                                                (1998); former Managing Director, Fariss, Feldmann
                                                                & Co., Investment Bankers (1997-1998); former Senior
                                                                Vice President, Chief Financial Officer, and Director,
                                                                Biological and Popular Culture, Inc., and its subsidiaries and affiliates (1995-1997); former Director, Tax Practice,
                                                                KPMG LLP (through 1995).

Ronald W. Buchanan         Director                             President, BCCX, Inc. (including
                                                                subsidiaries/affiliates) (since 1998); President,
                                                                BioClinical Concepts, Inc. (since 1995); former
                                                                Vice President, Laboratory Markets, Biological &
                                                                Popular Culture, Inc. (1998); former Vice
                                                                President, Business Development, General
                                                                Injectables & Vaccines, Inc. (1996); former
                                                                Associate Vice President, New Business
                                                                Development, Roche Biomedical Laboratories
                                                                (LabCorp) (1989-1996).

Ronald Poe                 Vice President, Sales and Marketing  Vice President, Sales and Marketing, Clinical
                                                                Chemistry Holdings, Inc.; former Vice President,
                                                                Sales and Director of Sales, Landmark Scientific,
                                                                Inc. (1988-1999).


* Mr. Kirk is/was a director and officer of this entity and its subsidiaries and affiliates.

                              Page 10 of 21 Pages

                                                                    Appendix B

                 TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS*

                                                               Shares Purchased                  Average Price
Reporting Person                           Date                       (Sold)                       Per Share**
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mr. Kirk                                  10/7/99                          1,000                       $2.36
Mr. Kirk                                  10/8/99                            800                       $2.31
Mr. Kirk                                 10/12/99                          6,200                       $2.38
Mr. Kirk                                 10/13/99                          4,500                       $2.50
Mr. Kirk                                 10/14/99                          3,500                       $2.54
Mr. Kirk                                 10/15/99                          1,500                       $2.63
Mr. Kirk                                 10/19/99                          8,000                       $2.69
Mr. Kirk                                 10/21/99                          4,000                       $2.69
Mr. Kirk                                 10/25/99                          5,000                       $2.75
Mr. Kirk                                  11/9/99                        (70,000)***                   $2.50
CCH                                       11/9/99                         70,000***                    $2.50
CCH                                      11/26/99                         35,800                       $2.87
CCH                                      11/26/99                        185,533****                   $3.00
CCH                                      11/29/99                          8,600                       $2.98
CCH                                       12/1/99                          9,500                       $3.00
CCH                                       12/2/99                         56,500                       $3.00
CCH                                       12/3/33                          5,300                       $3.00


* Unless otherwise indicated, all transactions were effected on the Nasdaq.

**      Price excludes commission.

*** Contribution to the capital of CCH by Mr. Kirk in exchange for shares of preferred stock of CCH.

**** Privately negotiated agreement to purchase shares pursuant to a letter agreement, dated November 12, 1999 (as amended by letter agreements dated November 24, 1999, November 26, 1999 and December 2, 1999), by and among Albert Investment Strategies, Inc., CCH and Mr. Kirk.

                              Page 11 of 21 Pages

                                  EXHIBIT INDEX


Exhibit Number                                       Exhibit
--------------                                       -------
Exhibit 6.1                Letter agreement, dated November 12, 1999, by and among Albert Investment Strategies,
                           Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

Exhibit 6.2                Letter agreement, dated November 24, 1999, by and among Albert Investment Strategies,
                           Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

Exhibit 6.3                Letter agreement, dated November 26, 1999, by and among Albert Investment Strategies,
                           Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

Exhibit 6.4                Letter agreement, dated December 2, 1999, by and among Albert Investment Strategies,
                           Inc., Clinical Chemistry Holdings, Inc. and Randal J. Kirk.

Exhibit 7                  Joint Filing Agreement.


                              Page 12 of 21 Pages